Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross to provide an update on the Great Bear project

Toronto, Ontario – September 4, 2024 – Kinross Gold Corporation (TSX:K; NYSE:KGC) (“Kinross”) will release its Preliminary Economic Assessment for Great Bear followed by a virtual presentation and question and answer session on Tuesday, September 10, 2024 at 9 a.m. EDT.

The presentation will be accessible via audio webcast on www.kinross.com, where it will be archived.

Great Bear Technical Presentation details

To access the call, please dial:

Webcast Link: https://meetings.lumiconnect.com/400-478-546-594

Canada & US toll-free: 1-866-613-0812

Outside of Canada & US: 647-694-2812

Replay (available 30 days after the call):

Canada & US toll-free: 1 (877) 454-9859

Outside of Canada & US: (647) 483-1416

Passcode: 4887947

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on www.kinross.com.

About Kinross Gold Corporation

Kinross is a Canadian-based global senior gold mining company with operations and projects in the United States, Brazil, Mauritania, Chile and Canada. Our focus is on delivering value based on the core principles of responsible mining, operational excellence, disciplined growth, and balance sheet strength. Kinross maintains listings on the Toronto Stock Exchange (symbol: K) and the New York Stock Exchange (symbol: KGC).

Media Contact

Victoria Barrington

Senior Director, Corporate Communications

phone: 647-788-4153

victoria.barrington@kinross.com

Investor Relations Contact

David Shaver

Senior Vice-President

phone: 416-365-2761

david.shaver@kinross.com

p. 1 Kinross to provide an update on the Great Bear Project	www.kinross.com